UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: May 31, 2012
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FORM 12b-25
SEC FILE NUMBER 000-28867
NOTIFICATION OF LATE FILING
CUSIP NUMBER 29269B 100

(Check One):    [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [  ]  Form 10-Q   [ ] Form 10-D   [ ] Form N-SAR    [ ]  Form N-CSR
For Period Ended:            December 31, 2010
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________________________________________________________________
PART I -- REGISTRANT INFORMATION
Energy Composites Corporation
Full Name of Registrant
N/A
Former Name if Applicable
4400 Commerce Drive
Address of Principal Executive Office (Street and Number)
Wisconsin Rapids, WI  54494
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
:
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Registrant’s controller and principal accounting and financial officer recently resigned from the Registrant and replacements have not yet been found.  Due to the timing of these departures, the Registrant was not able to timely file its Form 10-K for the fiscal year ended December 31, 2010 without undue hardship and expense.  The Registrant expects to file its Form 10-K within the time period prescribed by Rule 12b-25.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy Sherlock	715	421-2060
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes : No 9

__________________________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes : No 9

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report revenue of approximately $6,100,000 for the year ended December 31, 2010, a decrease of approximately $2,200,000, or 25% from the prior year ended December 31, 2009 of $8,300,000.

The Registrant expects to report a net loss from operations of approximately $3,900,000 for the year ended December 31, 2010, which is $1,600,000 or 69% higher than the net loss of $2,300,000 reported for the year ended December 31, 2009. The increased loss from operations is due primarily to lower revenue discussed above and increased selling, general and administrative expenses of $730,000 or 19% in 2010.

The Registrant expects to report a net loss of approximately $4,200,000 for the year ended December 31, 2010, which is $1,900,000 or 30% lower from the net loss of $6,100,000 reported for the year ended December 31, 2009, primarily due to the reversal of a $1,900,000 deferred tax benefit in 2009.

The Registrant expects to report a decrease of cash and accounts receivable of approximately $1,900,000, or 68% from the prior year ended December 31, 2009. The Registrant expects to report a decrease in its indebtedness of approximately $2,100,000 from the prior year ended December 31, 2009, primarily due to the Registrant paying down short term obligations and its bank not extending credit at prior year levels due to lower accounts receivable in 2010.

In addition, the company has received correspondence from its bank dated January 27, 2011 that the bank will no longer waive certain covenants unless a Qualified Financing of $1.2M is completed by May 31, 2011.  We continue to work with our bank to refinance our debt obligations.  In the event we are unable to increase our borrowings, refinance our indebtedness or raise additional capital, we expect our external auditors to issue a qualified “going concern” opinion in connection with the audit of the Registrant’s financial statements for the fiscal year ended December 31, 2010.

__________________________________________________________________________________________________

                ENERGY COMPOSITES CORPORATION
                                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By:	/s/ Timothy Sherlock
Timothy Sherlock Interim CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).
6. Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter).  Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).